SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding cash dividend of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 26, 2022.

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.

Cash Dividend Announcement for Equity Issuer
Issuer name	China Petroleum & Chemical Corporation
Stock code	00386
Multi-counter stock code and currency	Not applicable
Other related stock code(s) and name(s)	Not applicable
Title of announcement	Interim dividend for the period ended 30 June 2022
Announcement date	26 August 2022
Status	New announcement
Information relating to the dividend
Dividend type	Interim (Semi-annual)
Dividend nature	Ordinary
For the financial year end	Not applicable
Reporting period end for the dividend declared	30 June 2022
Dividend declared	RMB 0.16 per share
Date of shareholders' approval	Not applicable
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	HKD 0.1851 per share
Exchange rate	RMB 1 : HKD 1.156837
Ex-dividend date	08 September 2022
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	09 September 2022 16:30
Book close period	From 10 September 2022 to 16 September 2022
Record date	16 September 2022
Payment date	29 September 2022
Share registrar and its address	Hong Kong Registrars Limited
R1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wan Chai Hong Kong

Information relating to withholding tax
Details of withholding tax applied to the dividend declared
Details of withholding tax (including type of shareholders and applicable tax rate) applied to the dividends declared are set out in the table below. In addition, for investors who are tax residents of other countries which have entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. Should the individual holders of H Shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, the Company shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. For further details, please refer to the section headed "Dividend" in the interim results announcement of the Company dated 26 August 2022.

	Type of shareholders	Tax rate	Other relevant information (if any)
	Enterprise - non-resident i.e. registered address outside PRC	10%
The Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of the Company when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Company which are not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by nonresident enterprise shareholders. On such basis, enterprise income tax shall be withheld from dividends payable to such shareholders.

	Individual - non-resident i.e. registered address outside PRC	10%
If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, the Company should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. If the individual holders of H Shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, the Company shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%.

	Individual - non-resident i.e. registered address outside PRC	20%
If the individual holders of H Shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, the Company shall withhold and pay the individual income tax at a rate of 20%.

	Domestic investors investing in the H Shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program	20%
For dividends of domestic investors investing in the H Shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program, the Company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The Company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

	Investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of the Company through Shanghai-Hong Kong Stock Connect Program	10%
For dividends of investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of the Company through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the competent tax authorities for the withholding.

Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
The exchange rate of RMB 1 to HKD 1.156837 is solely for the purpose of completing this Announcement Form. The actual exchange rate used to calculate H share interim dividend payable in Hong Kong dollars is HKD 1 to RMB 0.864426.

As resolved at the general meeting of the Company held on 18 May 2022, the board of directors was authorised to determine the interim profit distribution plan of the Company for the year 2022.

Directors of the issuer
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 29, 2022